UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Bain Capital Private Credit

Address of Principal Business Office:	200 Clarendon Street, 37th Floor, Boston, Massachusetts 02116

Telephone Number:	(617) 516-2000

Name and Address of Agent for Service of Process:	Wilmington Trust, National Association Rodney Square North 1100 North Market Street Wilmington, Delaware 19890

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Boston and the Commonwealth of Massachusetts on the 22nd day of December, 2021.

BAIN CAPITAL PRIVATE CREDIT

/s/ Michael Treisman
Name: Michael Treisman
Title: Trustee

Attest:	/s/ Michael A. Ewald
Name: Michael A. Ewald
Title: Chief Executive Officer